CPI INTERNATIONAL, INC.

811 Hansen Way

Palo Alto, California 94303-1110

July 19, 2011

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz

Re:                               CPI International, Inc. Registration Statement on Form S-4 (File No. 333-173372)

(the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), CPI International, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as amended, will become effective under the Securities Act at 1:00 p.m. Eastern Time on July 21, 2011 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•                                that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CPI INTERNATIONAL, INC.

By:	/s/ Joel A. Littman
Name:	Joel A. Littman
Title:	Chief Financial Officer, Treasurer
and Secretary